UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25
SEC File Number: 000-54529

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SCIO DIAMOND TECHNOLOGY CORPORATION
Full Name of Registrant

Former Name if Applicable

411 University Ridge, Suite D
Address of Principal Executive Office (Street and Number)

Greenville, South Carolina 29601
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Scio Diamond Technology Corporation (referred to herein on an unconsolidated basis as the “Company” and on a consolidated basis as “we”, “our”, or “us”) was not able to file timely its Quarterly Report on Form 10-Q for the period ended June 30, 2012 within the prescribed time period without unreasonable effort or expense.  As previously described in the Form 8-K filed by the Company on May 15, 2012, the Company has been working to restate its previously filed quarterly financial statements for each of the quarters ended September 30, 2011 and December 31, 2011, and amending its previously filed Quarterly Reports on Form 10-Q for each such period.  In connection with those restatements, the Company has been in the process of preparing its Annual Report on Form 10-K for the year ended March 31, 2012.  The Company has been diligently working to complete these amendments and filings and the filing of the Form 10-Q for the quarter ended June 30, 2012.

This notice contains unaudited information about our results for the quarter ended June 30, 2012, which is subject to change in our Form 10-Q for such period.

We anticipate a net loss of approximately ($1,850,000) for the quarter ended June 30, 2012, as compared to a net loss of ($5, 121) for the year ended June 30, 2011.  This difference is primarily the result of increased compensation costs related to impending start-up of manufacturing operations.

The Company anticipates filing the Form 10-Q on or before August 20, 2012.

Forward-Looking Statements

Certain matters discussed in this Report on Form 12b-25 may constitute forward-looking statements and as such, may involve risks and uncertainties. These forward-looking statements relate to, among other things, the results that we expect to report for the quarter ended June 30, 2012 and our ability to file a Form 10-Q for the quarter ended June 30, 2012 on or before August 20, 2012.  Our actual results, performance, or achievements may differ significantly from the results, performance, or achievements expected or implied in such forward-looking statements as a result of, among other things, new information coming to the Company’s attention, changes in the Company’s analysis of the information available to the Company, the application of XBRL to the Form 10-Q, and challenges of a smaller reporting company associated with processing two Form 10-Q amendments, a Form 10-K and a Form 8-K amendment.  We do not undertake, and specifically disclaim any obligation, to update any forward looking statements to reflect the occurrence of events or circumstances after the date of such statements except as required by law.   Forward looking statements made by penny stock issuers such as the Company are excluded from the safe harbor in Section 21E of the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Charles G. Nichols	(864)	751-4880
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No

Form 8-K/A, amending the Company’s Form 8-Ks previously filed on August 18 and 19, 2011, and September 2, 2011, containing disclosures required by Item 5.06 of Form 8-K as a result of the Company’s August 31, 2011, change in shell company status.

Form 8-K containing disclosures required by Item 1.01 of Form 8-K as a result of the Company entering into a seven-year lease with Innovation Center, LLC, on October 14, 2011.

Form 8-K containing disclosures required by Item 4.01 of Form 8-K as a result of the Company’s change in registered independent public accountant from Silberstein Ungar, PLLC CPA’s and Business Advisors to Gruber & Company, LLC on October 27, 2011.

Form 8-K containing disclosures required by Item 5.02 of Form 8-K as a result of the Company entering into employment agreements with Joseph D. Lancia and Michael W. McMahon to serve as the Company’s President and Chief Executive Officer and the Company’s Chief Operating Officer, respectively on November 19, 2011.

Form 8-K containing disclosures required by Item 5.02 of Form 8-K as a result of the Company entering into an employment agreement with Charles G. Nichols to serve as the Company’s Chief Financial Officer on November 30, 2011.

Form 8-K containing disclosures required by Item 5.02 of Form 8-K as a result of the Board’s election of Theodorus Strous to the Company’s Board of Directors on December 21, 2011.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	See Part III — NARRATIVE above for management’s discussion of significant changes in results of operations for the quarter ended June 30, 2012.

Scio Diamond Technology Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2012	By	/s/ Charles G. Nichols
Charles G. Nichols
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).